Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

PROSPECTUS SUPPLEMENT NO. 5 DECEMBER 30, 2016
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 5 DATED DECEMBER 30, 2016
TO THE PROSPECTUS DATED SEPTEMBER 12, 2016
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated September 12, 2016, Supplement No. 3 dated November 18, 2016, and Supplement No. 4 dated December 5, 2016. Supplement No. 3 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
This supplement includes the following information:

•	status of our offering and anticipated close of our primary offering;

•	revisions to "Real Estate Investments"; and

•	a revision to "Plan of Distribution".
Status of Our Offering and Anticipated Close of Our Primary Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of Class A common stock as a result of a $2.0 million investment by an affiliate of our sponsor, and commenced operations. We are currently offering up to approximately $1.56 billion in shares of Class T common stock at $10.00 per share and $0.2 billion in shares of Class I common stock at $9.30 per share in our primary offering. We previously sold approximately $0.24 billion in shares of Class A common stock. We are also currently offering up to $0.2 billion in shares of our common stock pursuant to our distribution reinvestment plan ("DRP") at $9.40 per share for all share classes. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRP, and among classes of stock.
As of December 27, 2016, we have received gross offering proceeds in our initial public offering of approximately $252.3 million from the sale of 25,415,729 Class A shares, approximately $438.7 million from the sale of 43,977,202 Class T shares, and approximately $7.0 million from the sale of 756,413 Class I shares, including proceeds raised and shares issued under our DRP. As of December 27, 2016, approximately $1.5 billion in shares of common stock remained available for sale to the public under our initial public offering, including shares available under our DRP.
On September 14, 2016, our board of directors approved the close of our primary offering effective January 20, 2017. In connection with the closing, we will accept subscription agreements only if they are received by our transfer agent on or before the close of business on January 20, 2017 and fully funded and in good order no later than the close of business on January 31, 2017. We intend to continue to sell shares of our common stock in the offering pursuant to our DRP following the termination of our primary offering.
To the extent subscriptions for qualified account investments are submitted in good order to the transfer agent prior to the close of our primary offering, subject only to the receipt of funds, such subscription may be processed if the qualified funds are received on or before March 3, 2017. Any subscriptions received that we are unable to accept due to the above closing procedures for our primary offering will be promptly returned.

Revisions to "Real Estate Investments"
As of December 23, 2016, we owned 33 buildings on 25 properties in 15 states, encompassing approximately 7.1 million rentable square feet, and approximately 87.6% of our net rental revenue is generated from leases with investment grade-rated tenants or tenants whose parent companies are investment grade-rated, or leases guaranteed by investment grade-rated companies.

Revision to "Real Estate Investments - Our Properties"
The following is hereby added to the end of the "Real Estate Investments - Our Properties" section of our prospectus:
Zoetis Property
On December 16, 2016, we acquired a three-story, Class "A" office property consisting of 125,735 net rentable square feet located in Parsippany, New Jersey (the "Zoetis property"). The Zoetis property is currently leased in its entirety to Zoetis Services LLC ("Zoetis Services"), with a parent guarantee from Zoetis Inc. ("Zoetis"). The purchase price for the Zoetis property was $44.0 million, plus closing costs. The purchase price plus closing costs and certain acquisition expenses to third parties (reduced by certain adjustments, credits, and previous deposits) were funded with proceeds from our public offering and a draw of $33.0 million pursuant to the Revolving Credit Facility. Our advisor earned approximately $1.6 million in acquisition fees (including the Contingent Advisor Payment, as such term is defined in our advisory agreement, as amended) in connection with the acquisition of the Zoetis property. As of the closing date, we incurred acquisition expenses of approximately $0.8 million in connection with the acquisition of the Zoetis property, approximately $0.2 million of which will be reimbursed or paid to our advisor and approximately $0.6 million of which was paid to unaffiliated third parties.
Zoetis Services is an operating subsidiary of Zoetis, which is a provider of services in the discovery, development, manufacturing, and commercialization of animal health medicines and vaccines, with a focus on livestock and companion animals. Zoetis operated as part of Pfizer for more than 60 years, and since 2013 as an independent public company. Zoetis (NYSE: ZTS) holds an approximate 20% market share of the animal pharmaceutical industry and maintains investment-grade credit ratings of 'BBB-' from Standard and Poor's and 'Baa2' from Moody's.
The Zoetis property is located in Parsippany, New Jersey and is part of the Mack-Cali Business Campus, one of the largest corporate campuses in the state, in close proximity to Interstate 80 and Interstate 287, which provides access to a number of major cities, including New York City and Newark. The Zoetis property serves as the corporate headquarters. The Zoetis property was recently renovated to create a state-of-the-art headquarters with finishes, quality levels, building envelope and infrastructure commensurate with other newly constructed Class 'A' buildings in the market. The Zoetis property is located immediately adjacent to two buildings that comprise the core of Wyndham Worldwide Corporation's corporate headquarters campus, which is owned by us and another real estate investment trust sponsored by our sponsor. We believe that the Zoetis property is a business essential facility to Zoetis Services' overall operations due to the operational functions performed therein, Zoetis Services' long-term commitment to the location evidenced by its long-term lease, and its significant locational benefits.
The initial capitalization rate (as defined in the prospectus) on Zoetis Services year one income is 6.29%. The Zoetis Services lease is a triple net lease with a remaining term of 12.0 years upon our acquisition, expiring in December 2028. The forward 12-months' rent is approximately $2.8 million with 2.0% annual rental rate increases for the remaining duration of the lease. Zoetis also serves as the guarantor for Zoetis Services' obligations under the Zoetis Services lease. Zoetis Services has two five-year renewal options at fair market rent, and a right of first offer, subject to certain conditions.

Southern Company Property
On December 22, 2016, we acquired two buildings totaling approximately 669,440 square feet consisting of (i) an approximately 410,480 square foot, nine-story office building and (ii) a 258,960 square foot seven-story office building situated on a 19.8-acre site located in Birmingham, Alabama (the "Southern Company property"). The Southern Company property is currently leased in its entirety to Southern Company Services, Inc. ("Southern Company Services"). The purchase price for the Southern Company property was approximately $131.6 million, plus closing costs. The purchase price plus closing costs and certain acquisition expenses to third parties (reduced by certain adjustments, credits, and previous deposits) were funded with proceeds from our public offering and a draw of $85 million pursuant to the Revolving Credit Facility. Our advisor earned approximately $2.7 million in acquisition fees (including the Contingent Advisor Payment, as such term is defined in our advisory agreement, as amended) in connection with the acquisition of the Southern Company property. As of the closing date, we incurred acquisition expenses of approximately $0.5 million in connection with the acquisition of the Southern Company property, approximately $0.4 million of which will be reimbursed or paid to our advisor and approximately $0.1 million of which was paid to unaffiliated third parties.
Additionally, the seller of the Southern Company property is entitled to an earnout payment under the Purchase and Sale Agreement dated December 22, 2016, the amount of which will be disbursed in the event that Southern Company Services exercises its option to request up to an additional $10 million over its tenant allowance ("First Contingency Improvement Allowance") and related broker's fee, which will be equal to the product of (x) the portion of the First Contingency Improvement Allowance divided by $10 million, multiplied by (y) $1.45 million. An additional earnout payment will be disbursed in the event that Southern Company Services exercises its second option to request up to an additional $10 million over its tenant allowance ("Second Contingency Improvement Allowance") and related broker's fee, which will be equal to the product of (x) the portion of the Second Contingency Improvement Allowance divided by $10 million, multiplied by (y) $1.92 million. The seller of the Southern Company property shall be eligible to receive multiple earnout payments, but no more often than on a quarterly basis until December 31, 2018.
Southern Company Services is the only services company and a core subsidiary of Southern Company, which provides energy services throughout the Southeastern United States to approximately 4.5 million customers and provides approximately 44,000 megawatts of generating capacity. Southern Company Services provides the operations, executive and advisory services, construction and advisory services, construction and plant management, general engineering, information technology, finance, accounting and treasury, marketing, and human resource services to Southern Company and its affiliates. Southern Company (NYSE: SO) and Southern Company Services each maintain an investment grade credit rating of 'A-' from Standard and Poor's and Southern Company has a current equity market capitalization of $48.3 billion.
The Southern Company property is located in Birmingham, Alabama approximately five miles southeast of the Birmingham Central Business District along the southeast side of Colonnade Parkway and its intersection with US Highway 280, approximately one-half mile southeast of Interstate 459. The property will serve as a major facility for Southern Company Services and its affiliates. Southern Company Services recently began an extensive renovation of the Southern Company property, which will take place over the next two years. We will receive full rent and expense reimbursement under a Master Escrow Agreement expiring in January 2019. We believe the Southern Company property is a business essential facility to Southern Company's and Southern Company Services' overall operations due to the critical services Southern Company Services provides Southern Company and its affiliates, Southern Company Services' substantial investment in the property, Southern Company Services' long-term commitment to the area as evidenced by its lease term, and the property's attractive basis relative to its replacement cost.
The initial capitalization rate (as defined in the prospectus) on Southern Company Services year one income is 6.35%. The Southern Company lease is an absolute triple-net lease with a remaining term of 27.3 years upon our acquisition, expiring in March 2044. The forward 12-months' rent is approximately $8.4 million with 2.0% annual rental rate increases commencing January 1, 2019. Southern Company Services has one ten-year renewal option at fair market rent and no termination option. In addition, the lease requires that Southern Company Services maintain a minimum investment grade credit rating from either Standard and Poor's, Moody's, or Fitch during its lease term or provide (i) an amount equal to the lesser of (a) $55 million (equal to approximately 3.5 years of maximum base rent and operating expense obligations) or (b) the remaining base rent and operating expense obligation for the balance of the term from an 'A-' rated bank; or (ii) a guarantee from Southern Company provided that it also maintains its investment grade credit rating.
Revision to "Real Estate Investments - Management of Our Properties"

The following is hereby added to the end of the "Real Estate Investments - Management of Our Properties" section of our prospectus:

Zoetis and Southern Company will be responsible for managing the Zoetis property and Southern Company property, respectively. Our property manager will be paid an oversight fee in an amount of 1.0% of the gross monthly revenues collected from the Zoetis property and the Southern Company property.

Revision to "Plan of Distribution"
The "Ameriprise Selected Dealer Agreement" section in the "Plan of Distribution" section of our prospectus is hereby removed and replaced with the following:
We, our sponsor, our dealer manager, and our advisor (collectively, the “Griffin Entities”) and Ameriprise Financial Services, Inc. (“Ameriprise”) previously entered into a Selected Dealer Agreement dated May 5, 2015, as amended by the Amended and Restated Amendment to Selected Dealer Agreement dated December 22, 2015, Amendment No. 2 to Selected Dealer Agreement dated April 11, 2015, and Amendment No. 3 to Selected Dealer Agreement, dated May 31, 2016 (collectively, the “Selected Dealer Agreement”), pursuant to which Ameriprise agreed to act as a participating broker dealer and offer and sell on a best efforts basis shares of our common stock pursuant to our offering.
Ameriprise informed the Griffin Entities that it intends to migrate its cost reimbursement-related operations to one of its affiliates, American Enterprise Investment Services Inc. (“AEIS”), starting on January 1, 2017 (the “Effective Date”). After the Effective Date, the services currently provided by Ameriprise will be bifurcated such that Ameriprise will continue to offer and sell shares of our common stock and receive the associated selling commissions and distribution and stockholder servicing fees, and AEIS will perform certain broker dealer services including, but not limited to, distribution, marketing, administration and stockholder servicing support (the “Cost Reimbursement Services”), which were previously performed by Ameriprise under the Selected Dealer Agreement. Cost Reimbursement Services performed by AEIS will further include product due diligence, training and education, and other support-related functions. As a result of this bifurcation, commencing on the Effective Date, AEIS will be entitled to receive the marketing fees and expense reimbursements to which Ameriprise previously was entitled under the Selected Dealer Agreement. The services provided by and the amount of selling commissions, distribution and stockholder servicing fees, marketing fees and potential expense reimbursements payable to Ameriprise and its affiliates will not change as a result of this bifurcation.
In order to effect this bifurcation, on December 19, 2016, the Griffin Entities and Ameriprise entered into Amendment No. 4 to Selected Dealer Agreement and the Griffin Entities and AEIS entered into a cost reimbursement agreement (the “Cost Reimbursement Agreement”).
In addition to the terms described above, the Cost Reimbursement Agreement provides that the Griffin Entities, including us, jointly and severally, will indemnify AEIS and certain affiliates to the same extent and on the same terms and conditions that each of the Griffin Entities is required, pursuant to Section 8(a) of the Selected Dealer Agreement, to indemnify Ameriprise and certain affiliates.